UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for September, 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: **SASOL LIMITED - ANNOUNCEMENT REGARDING REPURCHASE OF PREFERRED ORDINARY SHARES FROM SASOL INZALO PUBLIC FUNDING (RF) PROPRIETARY LIMITED ("INZALO PUBLIC FUNDCO"), A SUBSIDIARY OF SASOL INZALO PUBLIC (RF) LIMITED**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("**Sasol**")

ANNOUNCEMENT REGARDING REPURCHASE OF PREFERRED ORDINARY SHARES FROM SASOL INZALO PUBLIC FUNDING (RF) PROPRIETARY LIMITED ("INZALO PUBLIC FUNDCO"), A SUBSIDIARY OF SASOL INZALO PUBLIC (RF) LIMITED

1.   Shareholders are reminded that at a general meeting held on 17 November 2017, shareholders authorised Sasol, by way of a specific authority, to repurchase all or some of the Sasol preferred ordinary shares ("**Preferred Ordinary Shares**") held by Inzalo Public FundCo at the 30 day volume weighted average price ("VWAP") of a Sasol ordinary share ("SOL Share") on the business day immediately prior to the date of repurchase of the Preferred Ordinary Shares.

2.   Sasol today repurchased 16 085 199 Preferred Ordinary Shares, being all the Preferred Ordinary Shares from Inzalo Public FundCo. The 30 day VWAP of a SOL Share on 6 September 2018 was R542,11. Sasol therefore paid R8 720 million for such Preferred Ordinary Shares. The 16 085 199 Preferred Ordinary Shares were cancelled upon repurchase in accordance with section 35(5) of the Companies Act 2008, as amended, and have the same status as authorised but unissued shares.

3.   The proceeds of the repurchase of the Preferred Ordinary Shares were sufficient to discharge in full the preference share funding obligations of Inzalo Public FundCo. The guarantee which Sasol gave to the holders of Class C preference shares has therefore ceased to have any effect.

4.   The financial effect of the repurchase on Sasol's earnings per share, headline earnings per share, net asset value per share and net tangible asset value per share will be confined to the legal fees, the taxes levied by the South African Revenue Services and the JSE documentation fee which are considered negligible. The repurchase of the Preferred Ordinary Shares has been funded out of available cash and credit facilities.

Sandton
7 September 2018

Sponsor
Deutsche Securities (SA) Proprietary Limited

Sole Financial Advisor
Rothschild (South Africa) Proprietary Limited

Joint South African Legal Advisors
Edward Nathan Sonnenbergs Inc
Ledwaba Mazwai Attorneys

US Legal Advisors
Shearman & Sterling

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 7 September 2018

By: <u>/s/ V D Kahla</u>
Name: Vuyo Dominic Kahla
Title: Company Secretary